Mail Stop 3-8


								May 17, 2005


By Facsimile and U.S. Mail

Mr. Walker Boyd
Group Financial Director
Signet Group plc
Zenith House
The Hyde
London, England  NW9 6EW

		RE:	Signet Group plc
			Form 20-F for the year ended January 29, 2005
			Filed May 3, 2004

Dear Mr. Boyd:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 20-F FOR THE YEAR ENDED JANUARY 29, 2005

Note 31. Summary of differences between UK and US generally accepted accounting principles, page 103
Goodwill, page 103

1. You state that you perform annual impairment reviews on goodwill under US GAAP by comparing the carrying amount of goodwill to its fair value on an undiscounted basis. Please clarify for us how your
US GAAP goodwill impairment policy complies with paragraphs 18-31 of
SFAS No. 142, which require that goodwill be tested for impairment at the reporting unit level using a two-step test. In particular, we do not understand how the use of undiscounted cash flows is consistent with the objective of measuring fair value, as discussed in paragraph
24 of SFAS No. 142. If your accounting complies with these paragraphs, please revise your disclosures in future filings to clarify how you comply with the impairment test required by SFAS No.
142. If not, please quantify for us the effect on your US GAAP net income and shareholders` funds if you had tested for goodwill impairment pursuant to SFAS No. 142.


   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Nili Shah at (202) 942-2923. Any other questions regarding disclosure issues may be directed to me at (202) 551-
3841.

							Sincerely,



							Mike Moran
							Accounting Branch Chief

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Mr. Walker Boyd
Group Financial Director
Signet Group plc
May 17, 2005
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